Neovasc Provides Update on Second Quarter Results

Company to Report Full Financial Results on August 6, 2020

VANCOUVER and MINNEAPOLIS, MN via NEWMEDIAWIRE -- Neovasc, Inc. (NASDAQ, TSX: NVCN) today announced preliminary revenue results for the second quarter of 2020. Revenue for the quarter ended June 30, 2020 was approximately $295,000. Revenues were negatively impacted by a reduction in Reducer procedures that began in mid-March and persisted through early June. Despite a marked slowdown in the number of implants and related revenue from the Reducer because of COVID-19, the Company has seen a significant recovery culminating in the highest monthly number of implants in the history of the Company during June.

"We are encouraged to see Reducer cases among the earliest elective procedures to resume in Europe, supporting our thesis of strong underlying demand," commented Fred Colen, President and Chief Executive Officer of Neovasc. "We are gratified to see a return to growth following the second quarter slowdown. Looking forward, provided the impact from Covid-19 does not worsen again, we anticipate that the positive trend in June will continue into Q3."

"Despite the impact of Covid-19, we achieved our original Q2 forecast number of implants in Germany, and saw record worldwide implants in the month of June," stated Bill Little, Chief Operating Officer of Neovasc. Other markets in Europe also appear to be recovering well, most notably Italy, Austria, Switzerland and the Netherlands. He continued, "We are gratified to see a return to growth following the Covid-19 related slowdown in the early part of the quarter. We continue to see expansion in the number of hospitals implanting Reducer driven by encouraging clinical data and society guidelines supporting Reducer therapy for patients suffering from the debilitating effects of refractory angina."

Neovasc will report financial results for the quarter ended June 30, 2020 after the market close on August 6, 2020.  Neovasc Chief Executive Officer Fred Colen and Chief Financial Officer Chris Clark will host a conference call to review the company's results at 4:30 PM Eastern Time.

Interested parties may access the conference call by dialing [(888) 204-4368 or (856) 344-9299 (International)].  Participants wishing to join the call via webcast should use the link posted on the investor relations section of the Neovasc website at https://www.neovasc.com/investors/

A replay of the webcast will be available approximately 30 minutes after the conclusion of the call using the link on the Neovasc website.

All figures reported above with respect to the quarter ended June 30, 2020 are preliminary and are unaudited and subject to change and adjustment as the Company prepares its consolidated financial statements for the quarter ended June 30, 2020. Accordingly, investors are cautioned not to place undue reliance on the foregoing information. The Company does not intend to provide preliminary results in the future. The preliminary results provided in this news release constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws, are based on several assumptions and are subject to a number of risks and uncertainties. Actual results may differ materially. See "Forward-looking Statement Disclaimer".

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. The Company is a leader in the development of minimally invasive transcatheter mitral valve replacement technologies, and minimally invasive devices for the treatment of refractory angina. Its products include the Neovasc Reducer™, for the treatment of refractory angina, which is not currently commercially available in the United States (2 U.S. patients have been treated under Compassionate Use) and has been commercially available in Europe since 2015, and Tiara™, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

Investors

Mike Cavanaugh

Westwicke/ICR

Phone: +1.646.877.9641

Mike.Cavanaugh@westwicke.com

Media

Sean Leous

Westwicke/ICR

Phone: +1.646.677.1839

Sean.Leous@icrinc.com

Forward-Looking Statement Disclaimer

Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact.  When used herein, the words "expect", "anticipate", "estimate", "may", "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements may involve, but are not limited to, expectations as to the growing cardiovascular marketplace, the resumption of Reducer implants and the frequency of such resumption compared to other elective procedures and expectations as to continued expansion and growth in revenue, particularly in Germany and other European markets. Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, risks relating to the possibility that the Company's common shares may be delisted from the Nasdaq Capital Market or the Toronto Stock Exchange, including Nasdaq's discretionary public interest authority to apply more stringent criteria for continued listing or suspend or delist securities, which could affect their market price and liquidity; the substantial doubt about the Company's ability to continue as a going concern; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to the sale of a significant number of common shares of the Company; risks relating to the conversion or exercise of the Company's existing securities, which may encourage short sales by third parties; risks relating to the Company's conclusion that it did not have effective internal control over financial reporting as at December 31, 2018 or 2019; risks relating to the Company's Common Share price being volatile; risks relating to the influence of significant shareholders of the Company over the Company's business operations and share price; risks relating to the Company's significant indebtedness, and its effect on the Company's financial condition; risks relating to claims by third parties alleging infringement of their intellectual property rights; risks relating to lawsuits that the Company is subject to, which could divert the Company's resources and result in the payment of significant damages and other remedies; the Company's ability to establish, maintain and defend intellectual property rights in the Company's products; risks relating to results from clinical trials of the Company's products, which may be unfavorable or perceived as unfavorable; the Company's history of losses and significant accumulated deficit; risks associated with product liability claims, insurance and recalls; risks relating to use of the Company's products in unapproved circumstances, which could expose the Company to liabilities; risks relating to competition in the medical device industry, including the risk that one or more of the Company's competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for the Company's products, as well as the Company's ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners; the Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks associated with the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks associated with post-market regulation of the Company's products; health and safety risks associated with the Company's products and industry; risks associated with the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risk of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to the Company's dependence on limited products for substantially all of the Company's current revenues; risks relating to the Company's exposure to adverse movements in foreign currency exchange rates; risks relating to the possibility that the Company could lose its foreign private issuer status under U.S. federal securities laws; risks relating to breaches of antibribery laws by the Company's employees or agents; risks associated with future changes in financial accounting standards and new accounting pronouncements; risks relating to the Company's dependence upon key personnel to achieve its business objectives; the Company's ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company's management systems and resources in periods of significant growth; risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; risks relating to the Company's ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; anti-takeover provisions in the Company's constating documents which could discourage a third party from making a takeover bid beneficial to the Company's shareholders; and risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the three months ended March 31, 2019 (copies of which may be obtained at www.sedar.com or www.sec.gov). The Company has no intention and undertakes no obligation to update or revise any forward-looking statements beyond required periodic filings with securities regulators, whether as a result of new information, future events or otherwise, except as required by law.